ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

June 14, 2024

Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Michael Rosenberg

Re:	BondBloxx ETF Trust (the “Registrant”)
File Nos. 333-258986 and 811-23731

Dear Mr. Rosenberg:

This letter is being filed to respond to additional comments received from you on June 13, 2024 regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of Post-Effective Amendment No. 40 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed with the SEC on April 4, 2024 and the Fund’s initial response letter dated June 12, 2024 (the “Initial Letter”), addressing the initial comments that the Fund received with respect to the Registration Statement on May 1, 2024, and May 23, 2024. The staff’s comments are summarized in bold to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 43 to the Registration Statement, which the Registrant expects to be filed on or about June 17, 2024. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement. Any comment references noted herein are to the Initial Letter. Mr. Rosenberg explained that these additional comments provided on BondBloxx IR+M Tax-Aware ETF for California Residents would apply equally to BondBloxx IR+M Tax-Aware ETF for Massachusetts Residents and BondBloxx IR+M Tax-Aware ETF for New York Residents.

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1.	Regarding the response to Comment #3: Please revise the Fund’s objective as follows: “The BondBloxx IR+M Tax-Aware ETF for California Residents (the “Fund”) seeks attractive after-tax income for California residents, consistent with preservation of capital.”

The Registrant will make the requested change.

2.	Regarding the response to Comment #6(d): Please include relevant risk disclosure in Item 4 relating to the Fund’s ability to invest up to 30% of its assets in non-U.S. securities.

In light of the staff’s additional comment, the Registrant will include the following disclosure in Item 4:

Non-U.S. Issuers Risk. Securities issued by non-U.S. issuers carry different risks from securities issued by U.S. issuers. These risks include differences in accounting, auditing and financial reporting standards, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability, regulatory and economic differences, and potential restrictions on the flow of international capital.

3.	Regarding the response to Comment #7: The staff reissues Comment 7.

In light of the staff’s additional comment, the Registrant intends to revise the “Tax Aware Risk” as follows (additions in bold/underline):

Tax Aware Risk. Tax aware risk is the possibility that the use of investment practices that seek to maximize after tax return may not minimize tax consequences. Although the Fund is managed to optimize after-tax returns, the Fund may have substantial taxable gains and returns may be similar to a fund that is not tax managed in circumstances where the tax-optimization strategy is unsuccessful. Economic developments or unforeseeable investor redemptions may also reduce returns without any corresponding increase in tax efficiency.

In-state California municipal securities serve as a hurdle rate for either taxable securities or non-California municipal securities to be added to the portfolio. Tax optimization allows these additional securities to be added when additional after-tax yield, accounting for both U.S. federal and state taxes, can be added to the Fund’s portfolio in excess of what can be added through buying California municipal securities. There will be environments when California municipal securities offer the most compelling after-tax income profile, at which point the Fund’s exposure to California municipal securities is expected to increase. However, when adjusting for taxes, if California municipal securities do not offer the more compelling after-tax profile, the Sub-Adviser expects to lower the weight of such securities in the Fund’s portfolio (but not below 50% of the Fund’s assets). The Sub-Adviser’s tax optimization strategy involves dynamically shifting the Fund’s portfolio to achieve the best after-tax income and total return, accounting for all forms of taxation – U.S. federal and state income taxes in addition to any capital gains and losses that could result from trading.

4.	Regarding the response to Comment #10: Please disclose in “Below Investment Grade Securities Risk” that below investment grade securities have predominately speculative characteristics.

In light of the staff’s additional comment, the Registrant will revise the disclosure as follows (additions in bold/underline):

Below Investment Grade Securities Risk. Investments in fixed-income securities with lower ratings (commonly known as “junk bonds”) are subject to a higher probability that an issuer will default or fail to meet its payment obligations. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. These securities may be subject to greater price volatility due to such factors as specific municipal or corporate developments and negative performance of the junk bond market generally and may be more difficult to trade than other types of securities.

5.	Regarding the response to Comment #12: Please supplementally inform the staff that the index the Fund is proposing to use meets the requirements of broad-based securities index under the new tailored shareholder report rules. Specifically, please address how a maturity-related index and one focused on value meets the requirements of the new rules and how the index represents the overall municipal market.

After considering the staff’s comments, the Registrant respectfully notes that the Fund intends to use the Bloomberg U.S. Aggregate Bond Index as its broad-based securities market index. The Fund intends to show the Bloomberg Muni 1-10 Yr Blend (1-12) Total Return Index Value Index as an additional index.

6.	Regarding the response to Comments #16-17, please acknowledge that the staff may not be in a position to grant the Registrant acceleration should the Registrant request acceleration in the future.

The Registrant acknowledges the staff’s comment.

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Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Funds.

Sincerely,

/s/ Edward B. Baer

Edward B. Baer